UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

or

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-20045

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:

WATSON LABORATORIES CARIBE, INC.

1165(e) Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WATSON PHARMACEUTICALS, INC.

311 Bonnie Circle

Corona, CA  92880

Watson Laboratories Caribe, Inc.

1165(e) Plan

Index to Financial Statements

and Supplemental Schedule

As of December 31, 2006 and 2005

And for the Year Ended December 31, 2006

*All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and the Employee Benefit Plans Committee

for the Watson Laboratories Caribe, Inc., 1165(e) Plan:

We have audited the accompanying statements of net assets available for benefits of the Watson Laboratories Caribe, Inc., 1165(e) Plan (the Plan) as of December 31, 2006, and 2005, and the related statement of changes in net assets available for benefits for the years ended December 31, 2006. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further discussed in Notes 1 and 6 to the financial statements, the Employee Benefits Plan Committee voted on February 6, 2007 to terminate the Plan.  In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting from the ongoing plan basis used in presenting the 2005 financial statements to the liquidation basis used in presenting the 2006 financial statements.

/s/ Moss Adams LLP
Irvine, California
June 21, 2007

Watson Laboratories Caribe, Inc., 1165(e) Plan

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005

Assets
Cash and cash equivalents	$54,433	$13,366
Investments
Investments, at fair value	3,337,603	4,679,934
Loans to participants	225,145	624,011
Total investments	3,617,181	5,317,311
Receivable
Company	7,375	31,732
Participant	3,189	14,485
Total contributions receivable	10,564	46,217
Liabilities
Participant payable		12,850
Other payable	17,660
Total liabilities	17,660	12,850
Net assets available for benefits	$3,610,085	$5,350,678

The accompanying notes are an integral part of these financial statements.

Watson Laboratories Caribe, Inc., 1165(e) Plan

Statement of Changes in Net Assets Available for Benefits

December 31, 2006

Additions to net assets
Investment income
Interest and dividend income	$145,291
Net appreciation in fair value of investments	339,774
Total investment income	485,065
Contributions
Company	206,673
Participant	432,590
Total contributions	639,263
Total additions	1,124,328
Deductions from net assets
Benefits paid to participants	(2,864,921)
Total deductions	(2,864,921)
Net increase	(1,740,593)
Net assets available for benefits
Beginning of year	5,350,678
End of year	$3,610,085

The accompanying notes are an integral part of these financial statements.

Watson Laboratories Caribe, Inc., 1165(e) Plan

Notes to Financial Statements

December 31, 2006 and 2005

1.                            Description of Plan

The following description of the Watson Laboratories Caribe, Inc., 1165(e) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.  Through August 28, 2000, Danbury Pharmacal Puerto Rico, Inc. was an indirectly owned subsidiary of Schein Pharmaceutical, Inc.  On August 28, 2000, Watson Pharmaceuticals, Inc. (the “Company”) acquired all of the outstanding stock of Schein Pharmaceutical, Inc.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is administered by the Plan’s Administration Committee of Watson Pharmaceuticals, Inc.  Eligible employees are those employees of Watson Laboratories Caribe, Inc. (formerly Danbury Pharmacal Puerto Rico, Inc.) at the date of hire.

The Plan and related trust are designed to operate under Section 1165(a), (e) and (g) of the Puerto Rico Income Tax Act of 1954.  Under the Internal Revenue Code (“IRC”), participants are not liable for federal income taxes on employee contributions, Company contributions, or Plan earnings thereon until such time as they are partially or completely withdrawn from the Plan.

In October 2005, the Company announced closure of Puerto Rico facility in March 2007. Effective June 30, 2006, a group of employees at the Puerto Rico site were laid off. Subsequent layoffs occurred throughout 2006. The final layoff occurred on March 30, 2007.  The Plan balance decreased significantly as a result of these layoffs.

Vesting

Participant contributions and related earnings are fully vested immediately.  Participants hired on or after January 1, 2004 vest in Company contributions at a rate of 33 1/3% each year until fully vested after three years.  Participants hired prior to January 1, 2004 are immediately vested in Company contributions.  Benefits attributable to each participant will become fully vested in all accounts in the event of death, disability, normal retirement age of 65, or the complete or partial termination of the Plan.

Contributions

Participants may elect to contribute from 1% to 10% of their total eligible compensation to the Plan, subject to a maximum dollar limitation as defined by the IRC.  Participants may also make rollover contributions from other qualified plans.

The Company contributes 50% of the first 8% of total eligible compensation that a participant contributes to the Plan.  In addition to these matching contributions, the Company may elect to make discretionary profit sharing contributions.  The Company did not make any profit sharing contributions during the years ended December 31, 2006 and 2005.

Participant Accounts

Each participant’s account is credited with (a) participant contributions, (b) Company matching contributions, (c) discretionary profit-sharing contributions, if any, and (d) an allocation of Plan earnings or losses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Participants direct the investment of their accounts. Changes to these investment elections are allowed at anytime.

Investment Options

The investment fund options for the years ended December  31, 2006 and 2005 consist of various mutual funds and a Company stock fund, which are generally described below.

Ariel Appreciation Fund

The fund invests primarily in the stocks of medium-sized companies with market capitalization generally between $2.5 billion and $15 billion.  The fund seeks socially responsible, undervalued companies.

Columbia Small Cap Fund

The fund invests primarily in stocks of companies that have market capitalization similar in size to those in the Russell 2000 Index.

Federated Government Obligations

The fund invests in U.S. Treasury’s government agency securities and repurchase agreements backed by government securities.

Federated Kaufman Fund

The fund invests principally in stocks of companies that are reasonably priced and exhibit positive growth.

Franklin Templeton Foreign Fund

The fund seeks long-term capital growth by investing at least 80% of its assets in securities of companies outside the United States.

Lord Abbett Mid-Cap Fund

The fund seeks long-term capital appreciation by investing in stocks of medium-sized companies believed to be undervalued in the marketplace.

Allianz OCC Value Fund

The fund invests in securities within the large-cap arena that are trading at a significant discount to their “intrinsic value” based on their current financial situation and future prospects.

PIMCO PEA Value A Fund

The fund invests in securities within the large-cap arena that are trading at a significant discount to their “intrinsic value” based on their current financial situation and future prospects.

PIMCO Total Return Fund Administrative Class (“PIMCO Fund”)

The fund invests in corporate bonds, U.S. government bonds and money market instruments.

T. Rowe Price Growth Stock Fund

The fund invests at least 80% of assets in the common stocks of a diversified group of growth companies.

Watson Pharmaceuticals Company Stock Fund (“Company Stock Fund”)

Through August 28, 2000, Plan participants could elect to contribute up to 10% of their contributions in the Company Stock Fund.  This fund invested in common stock of Schein Pharmaceutical, Inc.  Effective August 28, 2000, all common stock of Schein Pharmaceutical, Inc. was converted into common stock of Watson Pharmaceuticals, Inc. and thereafter, contributions in the Company Stock Fund have been invested in the common stock of Watson Pharmaceuticals, Inc.

Participant Loans

Participants may borrow a minimum of $250 and a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance.  Each loan is collateralized by the participant’s vested account balance and bears interest commensurate with local prevailing rates as determined by the Plan’s Administration Committee.  Repayment of principal and interest is provided by uniform payroll deductions over a period of up to five years for all loans unless loan proceeds were used to purchase a primary residence.  The maximum repayment period for loans used to purchase a primary residence is determined by reference to bank loans for the same purpose.

Payment of Benefits

Upon termination of employment, benefits are paid in the form of an annuity, periodic payments over a period of no more than ten years or a lump-sum amount equal to the value of the participant’s vested interest in his or her account.  Certain participants, pursuant to the qualifications set forth in the Plan agreement, may elect to have his or her vested interest transferred to an Individual Retirement Account or another employer qualified plan.  Withdrawals are also permitted for financial hardship and withdrawals after age 59 ½ which is determined pursuant to the provisions of the IRC.

Forfeitures

Nonvested Company contributions are forfeited upon termination of employment.  These amounts are allocated to each participant’s accounts based upon the relation of the participant’s compensation to total compensation for the Plan year.  On September 1, 2006, the Plan allocated forfeitures in the amount of $88,800 to the account of each current participant and former participant (provided they still had an account balance in the Plan).  As of December 31, 2006 and 2005, forfeited nonvested accounts totaled approximately $77,400 and $88,800, respectively.

Administrative Expenses

The Company pays all administrative expenses on behalf of the Plan.  Such expenses amounted to $60,800 for the year ended December 31, 2006.

Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts and the net assets of the Plan will be allocated among the participants or their beneficiaries, after payment of any expenses properly chargeable to the Plan, in accordance with the provisions of ERISA. The Employee Benefit Plans Committee approved to terminate the Plan concurrent with the Puerto Rico site closure effective March 30, 2007.

2.                            Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on an accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statement of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. If available, quoted market prices are used to value investments.

Shares of registered investment company funds are valued at the net asset value of shares held by the Plan at year end. Shares of common stock are valued at quoted market prices. Loans to participants are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

The net appreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation and depreciation of those investments.

Payment of Benefits

Payments to participants are recorded when paid.

3.                            Investments

The following present investments that represent 5% or more of the Plan’s net assets at December 31:

	2006	2005

Federated Government Obligations	$925,112	$1,767,113
Federated Kaufman Fund	618,804	688,324
Allianz Occ Value Fund	1,026,305	1,216,066
Franklin Templeton Foregin Fund	303,918	—
PIMCO - Total Return Fund Administrative Class	319,980	594,850
Participant loans	225,145	624,011

During the year ended December, 2006, the Plan’s investments (including realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) appreciated in fair value as follows:

Mutual Fund	$357,172
Company common stock	(17,398)
Net appreciation (depreciation) in fair value of investments	$339,774

4.                            Party-In-Interest Transactions

Plan assets include investments in funds managed by Trust Division of Banco Popular de Puerto Rico, is a wholly-owned subsidiary of Popular, Inc. Banco Popular de Puerto Rico is the Plan’s trustee and custodian, and, therefore, these transactions qualify as party-in-interest transactions.

The Plan held Company common stock with fair values of $44,000 and $76,000 at December 31, 2006 and 2005, respectively.  At December 31, 2006 and 2005, 1,684 and 2,333 shares of common stock are included in the Company Stock Fund, respectively.  The Plan made purchases and sales of the Company Stock Fund during 2006 and 2005.

5.                            Tax Status

The Plan has adopted the Banco Popular de Puerto Rico master plan agreement which has been previously determined by the IRS to be in accordance with the applicable requirement of the IRC.  The Plan has filed for a determination letter on the amended Plan agreement.  As of December 31, 2006 the Company has not obtained a determination letter from the Puerto Rico Treasury Department.

6.                            Subsequent Event

The Employee Benefit Plans Committee approved to terminate the Plan concurrent with the Puerto Rico site closure effective March 30, 2007 and is in the process of filing an application with the Puerto Rico Treasury Department for approval. Once the Puerto Rico Treasury Department approval has been received, the net assets will be distributed to participants in a lump-sum payment or rollover.

Watson Laboratories Caribe, Inc., 1165(e) Plan

EIN: 52-1760757 PN:001

Schedule  H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost**	(e) Current Value

*	Banco Popular de Puerto Rico	BPPR Time deposit Open Account		$54,433
	Ariel	Ariel Appreciation Fund		5,219
	Columbia	Columbia Small Cap Fund		22,535
	Allianz	Allianz Occ Value Fund		1,026,305
	Federated	Federated Government Obligations		925,112
	Federated	Federated Kaufman Fund		618,804
	Franklin Templeton	Franklin Templeton Foreign Fund		303,918
	Lord Abbett	Lord Abbett Mid-cap Fund		18,089
	PIMCO	PIMCO Total Return Fund Administrative Class		319,980
	T. Rowe Price	T. Rowe Price Growth Stock Fund		53,807
*	Watson Pharmaceuticals, Inc.	Watson Pharmaceuticals Company Stock Fund		43,834
*	Participant Loans	Varying maturity dates, interest ranging from 5% to 9.25% per annum		225,145
				$3,617,181

*        Party-in-interest for which a statutory exemption exists.

**      Cost information may be omitted with respect to participant directed investments.

Under ERISA, an asset held for investment purposes is any amount held by the Plan on the last day of the Plan’s fiscal year.

Watson Laboratories Caribe, Inc.

1165(e) Plan

Signatures

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Watson Laboratories Caribe, Inc., 1165 (e) Plan
By: WATSON PHARMACEUTICALS, INC. as plan administrator

By:	/s/ Susan Skara
Susan Skara
Chairman, Employee Benefit Plans Committee

Dated:  June 26, 2007

Index to Exhibits

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

32.1	Certification of Chairman and Chief Executive Officer

32.2	Certification of Vice President, Corporate Controller and Treasurer